Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For April/May 2005

MAYNE GROUP LIMITED

(Translation of Registrant’s Name into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X    .

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Media Releases /ASX Announcements

Exhibit 1 – Paclitaxel update

Exhibit 2 - Mayne to assess merits of demerger

Exhibit 1

3 May 2005

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Re: Paclitaxel update

Please find attached an update from Mayne Group Limited (Mayne) that responds to a number of questions in the market regarding paclitaxel – one of Mayne’s generic, injectable pharmaceutical products.

Yours faithfully,

Mayne Group Limited

/s/ Tim Paine

Tim Paine

Company Secretary

PACLITAXEL UPDATE

In the last week, comments have been made in the market and Mayne has received a number of questions regarding one of Mayne’s key oncology drugs, paclitaxel, and the potential impact the launch of American Pharmaceutical Partners, Inc.’s (APP) ABRAXANE™ product could have on sales of paclitaxel. This update provides Mayne’s response to these comments together with independent data to support its view.

In summary, the strategic and tactical rationale for Mayne’s paclitaxel acquisitions remain valid. These paclitaxel acquisitions are on track to meet Mayne’s fiscal 2005 guidance provided to the market of revenue of $US 67 million and EBITA of $US 33 million for this product. The market for anti-cancer drugs is attractive and as previously indicated, Mayne took into account increasing competition from novel taxane drugs (including ABRAXANE™) at the time of the paclitaxel acquisitions. Nothing material has occurred to date that would cause us to change these estimates. Mayne forecasted that the use of generic paclitaxel in the treatment of breast cancer would decline by 25% in the next two or three years and by approximately 50% over a 10-year timeframe.

While it is too early to accurately estimate the impact that novel taxanes (including ABRAXANE™) will have on the generic paclitaxel market, for the year to February 2005 generic paclitaxel volumes in the United States have actually increased 11% over the prior year1. It is worth noting that ABRAXANE™ has only been on the market for approximately two months and little independently verifiable sales data is currently available.

According to IMS data, in the 12 months to February 2005, Mayne’s US market share by revenues and units in paclitaxel was 16%. In Europe, Mayne experienced almost nine months exclusivity for PAXENE® in the key European markets. This enabled Mayne to secure more than 95 long-term tender contracts across nine countries and have an estimated average unit market share of approximately 25% across the top five EU markets. In the mid-tier markets we estimate that we have achieved market shares greater than 40% in Sweden, the Netherlands, Portugal and Denmark.

It is important to note that currently ABRAXANE™ has only been approved for use in a small subset of the total market in which paclitaxel is used.

•	To date, ABRAXANE™ has only been approved in the US. Europe is likely to be the key driver of paclitaxel profits for Mayne in the future. We understand that APP has announced their intention to file for approval of ABRAXANE™ in Europe in the third quarter of the 2005 calendar year. The length of time for receiving approval from the European regulator is a minimum of 200 days albeit it typically takes one to two years. For example, it took two years for PAXENE® to be approved in Europe. Following EMEA approval, there are national level pricing negotiations and reimbursement processes in some countries that can take up to a year or more to complete. Therefore the actual length of time to launch is likely to be longer than the minimum period of approximately seven months.

•	To date, ABRAXANE™ has only been approved for use in the treatment of metastatic breast cancer after the failure of combination chemotherapy. These combination chemotherapy treatments may include paclitaxel. It is likely that over time some doctors in the US will prescribe ABRAXANE™ for off-label use. However, this practice is less common

[1]	Source: IMS data

in the EU and varies by country. For example, we estimate that 35% of paclitaxel usage in Germany is for off-label indications while in the UK this figure is only 10% and paclitaxel is a well-known, mature product.

•	To date, no pivotal clinical trials have been completed with ABRAXANE™ to support its use in combination with other chemotherapy drugs. Breast cancer is treated by a number of regimens. In relation to paclitaxel, these regimens include paclitaxel used on its own (paclitaxel monotherapy) and paclitaxel combined with other cancer drugs such as doxorubicin and cyclophosphamide. Additionally, developments continue on treatments for all cancers, often using combination therapies. Many of these new developments use new generation drugs in combination with paclitaxel, such as HERCEPTIN® and AVASTIN®. Given paclitaxel’s accepted safety and efficacy profile and that no pivotal trials have been completed with ABRAXANE™ for combination chemotherapy treatments, it is likely that paclitaxel will continue to be used for some time in these innovative developments.

•	The market positioning of generic paclitaxel in comparison to novel taxanes (in particular ABRAXANE™) is uncertain. Based on current CMS reimbursement estimates, it would appear that ABRAXANE™ is being positioned at a significant premium to generic paclitaxel. This suggests it may be more targeted as an alternative to TAXOTERE® (docetaxel) in breast cancer treatments than paclitaxel. To illustrate the potential demand impact from this market entry strategy, when DOXIL™ (liposomal doxorubicin) was introduced with a similar price differential to doxorubicin, impacts on doxorubicin volumes were small with DOXIL™ becoming a high priced niche product. However, it is too early determine what market entry strategy APP is adopting for ABRAXANE™.

Mayne believes that paclitaxel will continue to be an important medicine used by oncologists in treating patients with breast, ovarian and non-small cell lung cancers for the foreseeable future. It is too early to judge with accuracy the uptake of ABRAXANE™ in the US and potentially in Europe. Mayne remains comfortable that its forecasts for paclitaxel adequately factor in competition from emerging novel taxanes (including ABRAXANE™).

Background information

Paclitaxel is a chemotherapy treatment for a number of cancer types, particularly breast, ovarian and non-small cell lung cancer. In the last 18 months, Mayne has become a leading global supplier of paclitaxel through its existing rights to manufacture and sell the drug in Asia Pacific, the acquisition of the Boulder active pharmaceutical ingredient manufacturing facility and dossiers for paclitaxel, the acquisition of the rights to market and sell paclitaxel in North America as well as the collaboration arrangement with IVAX for the exclusive right to sell and distribute PAXENE® to most major markets in Europe. Mayne has a strong strategic positioning with the only vertically-integrated global marketing and supply capability for paclitaxel besides the innovator, Bristol-Myers Squibb.

APP’s ABRAXANE™ is a second-generation taxane that was approved by the US FDA in January 2005 to be used in the treatment of metastatic breast cancer. APP launched ABRAXANE™ in the US on 8 February 2005.

PAXENE® is a registered trademark of Ivax Research Inc.

ABRAXANE™ is a registered trademark of American Pharmaceutical Partners, Inc.

TAXOTERE® is a registered trade mark of Sanofi-Aventis

DOXIL™ is a registered trademark of Ortho Biotech Products L.P.

HERCEPTIN® is registered trademark of Genentech

AVASTIN® is a registered trademark of Genentech

Exhibit 2

ASX and Media Release

4 May 2005

MAYNE TO ASSESS MERITS OF DEMERGER

Mayne Group Limited (Mayne) announced today that it is undertaking a strategic review to assess the merits of a demerger involving separate listings of its global pharmaceutical business and an entity focussed on its domestic healthcare businesses.

Mayne’s Chairman, Mr Peter Willcox said, “Each of Mayne’s businesses has a strong and established market position in the healthcare sector. The decision to perform this structural review arises from the Board’s determination to maximise returns for shareholders from each of these businesses.

“Demerging Mayne into separately listed companies would recognise the different investment and management characteristics of Mayne’s businesses. An important part of the review will be to determine the optimal configuration of the separately listed entities.

“The intention of the demerger would be to enable more focussed management of each of the separately listed businesses in order to enhance shareholder value.”

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James said, “The group is now in a sound financial position with a strong balance sheet. Our decision to undertake this review is timely because:

•	Significant opportunity exists to enhance the performance and positioning of our domestic healthcare businesses;

•	With organic growth and the recent corporate development activities undertaken in India, Europe and the United States over the last 24 months, the value of our pharmaceuticals business has increased significantly and it now has a robust platform for continuing its growth ambitions; and

•	A demerger would give investors who have differing investment objectives the choice to invest in our domestic businesses, which will generate franked dividends over time, or to invest in our high growth global pharmaceutical business, or both.”

Mr Willcox added, “Importantly, a demerger would allow each entity to pursue independently their separate strategies in terms of capital allocation, operational and investment decisions.

“In summary, we believe this is the appropriate time to consider the merits of a demerger and to assess the potential benefits that would flow through to stakeholders.”

The assessment process will proceed as quickly as possible, but priority will be given to ensuring that all relevant matters are carefully and rigorously examined.

Part of the assessment process will include the evaluation of the appropriate Board and executive management appointments for each business.

About Mayne Group Limited

Mayne Group Limited is a leading Australian-based healthcare company with revenues in excess of $A 4 billion in its 2004 financial year.

Mayne Group is comprised of several leading Australian healthcare businesses that are well positioned to grow in future years. Mayne’s Diagnostic Services operates the second largest pathology and diagnostic imaging networks in Australia. Mayne’s Pharmacy division distributes pharmaceutical and over the counter products to retail pharmacies across Australia and provides a range of professional services that assist pharmacists in better managing their businesses. Its leading pharmacy retail banners include Terry White Chemists®, Chemmart® and The Medicine Shoppe®. Mayne Consumer Products is Australia’s leading provider of vitamin and mineral supplements across the grocery and pharmacy retail channel with the following brands: Nature’s Own™, Cenovis®, Natural Nutrition™, BioOrganics™, and Golden Glow®.

Mayne Pharma has grown to be a market leader for generic, injectable oncology drugs in Western Europe, Canada and Australia and has established businesses in the United States, the Middle East and Africa, and Asia. Mayne Pharma’s products are marketed in more than 50 countries across five continents. This broad geographic sales, marketing and regulatory platform in generic, injectable medicines is a valuable asset and Mayne Pharma’s emphasis on the cytotoxic oncology (anti-cancer) market segment benefits from higher barriers to entry and lower competition than in generic, oral pharmaceuticals.

Media and investor enquiries

Mayne Group Limited

Larry Hamson

General Manager Corporate Relations

Ph: +61 3 9868 0380

Mb: +61 3 407 335 907

Note

This announcement does not constitute an offer or sale of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States unless pursuant to a transaction that is registered under the US Securities Act of 1933 or pursuant to an applicable exemption from the registration requirements thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Timothy Paine
Name:	Timothy Paine
Title:	Company Secretary

Date: 4 May 2005